EXHIBIT 12

HOST MARRIOTT, L.P. AND SUBSIDIARIES

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

AND PREFERRED LIMITED PARTNER UNIT DISTRIBUTIONS

(in millions, except ratio amounts)

	2005	2004	2003	2002	2001
Income (loss) from operations before income taxes	$170	$(85)	$(260)	$(80)	$10
Add (deduct):
Fixed charges	526	575	607	578	570
Capitalized interest	(5)	(3)	(2)	(2)	(8)
Amortization of capitalized interest	6	6	6	6	7
Minority interest in consolidated affiliates	7	4	4	8	15
Net (gains) losses related to certain 50% or less owned affiliates	1	16	22	9	(3)
Distributions from equity investments	2	6	3	6	9
Distributions on preferred limited partner units	(27)	(37)	(37)	(37)	(32)
Issuance costs of redeemed preferred units units	(4)	(4)	—	—	—

Adjusted earnings	$676	$478	$343	$488	$568

Fixed charges:
Interest on indebtedness and amortization of deferred financing costs	$444	$484	$521	$492	$484
Capitalized interest	5	3	2	2	8
Distributions on preferred limited partner units	27	37	37	37	32
Issuance costs of redeemed preferred units units	4	4	—	—	—
Portion of rents representative of the interest factor	46	47	47	47	46

Total fixed charges and preferred limited partner unit distributions	$526	$575	$607	$578	$570

Ratio of earnings to fixed charges and preferred limited partner unit distributions	1.3	—	—	—	—
Deficiency of earnings to fixed charges and preferred limited partner unit distributions	—	$(97)	$(264)	$(90)	$(2)